Exhibit (a)(3)

DOCUMENT IS COPIED.

LETTER TO STOCKHOLDERS OF VIXEL

OCTOBER 15, 2003

Dear Stockholder:

      On October 8, 2003, Vixel entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Emulex Corporation (“Emulex”) and Aviary Acquisition Corp., a wholly-owned subsidiary of Emulex (the “Purchaser”). Pursuant to the Merger Agreement, the Purchaser today commenced a tender offer (the “Offer”) to purchase all outstanding shares of (i) the Company’s common stock, including the associated preferred stock or other rights issued pursuant to a rights agreement dated November 15, 2000, as amended, and (ii) the Company’s Series B convertible preferred stock (together, the “Shares”), for $10.00 per Share in cash, without interest, subject to the terms and conditions in the Purchaser’s Offer to Purchase and the related Letter of Transmittal that are included in the Purchaser’s offering materials. Pursuant to the Merger Agreement and subject to the satisfaction or waiver of certain conditions, the Offer will be followed by a merger (the “Merger”) of the Purchaser with and into the Company, and all Shares not purchased in the Offer (other than Shares held by Emulex, the Purchaser and its subsidiaries, dissenting stockholders or the Company) will be converted into the right to receive the same price per Share as stockholders received in the Offer.

      After careful consideration, the members of Vixel’s Board of Directors (the “Board”) unanimously approved the Offer, the Merger and the Merger Agreement and determined that the terms of each are fair to, and in the best interests of, the Company’s stockholders. The Board recommends that you accept the Offer and tender your Shares pursuant to the Offer.

      In arriving at its determination and recommendation, the Board took into account the factors described in the attached Solicitation/ Recommendation Statement on Schedule 14D-9, including the opinion of Goldman, Sachs & Co., the Company’s financial advisor. A copy of the opinion is included in the attached Schedule 14D-9, and you are urged to read the opinion carefully and in its entirety.

      Also included with the attached 14D-9 is the Purchaser’s Offer to Purchase, together with related materials, including the Letter of Transmittal to be used for tendering shares. These documents set forth the terms and conditions of the Offer. We urge you to read the attached Schedule 14D-9 and the enclosed materials carefully.

      The Offer and withdrawal rights will expire at 12:00 midnight, New York City time, on November 12, 2003, unless extended. If you want to participate in the Offer, you will need to properly tender your Shares prior to the expiration date and time. Information on how to properly tender your Shares is included in the Offer to Purchase and you may call the Information Agent, Mackenzie Partners, Inc. at (212) 929-5500 or toll free at (800) 322-2885 or the Dealer Manager, Merrill Lynch & Co., toll free at (866) 276-1462 if you have any questions.

Very truly yours,

James M. McCluney
Chief Executive Officer and Director